

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

Junfeng Chen
Chief Financial Officer
New Energy Systems Group
116 West 23rd St., 5th Fl.
New York, New York 10011

> **Re: New Energy Systems Group**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 28, 2011**
> **File No. 001-34847**

Dear Mr. Chen:

We have reviewed your letter dated March 31, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.   We will continue to evaluate your response to prior comment 1 after you file the amendments to your Form 10-K and your Form 10-Q for the fiscal quarter ended March 31, 2010 mentioned in the response.

Item 9A(T). Controls and Procedures, page 21

2.   We will continue to evaluate your response to prior comments 3, 4 and 5 after you file the amendments mentioned in those responses. Also, please tell us *when* you plan to file the amendments.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Financial Statements, page 3

Notes to Consolidated Financial Statements, page 6

Note 14. Acquisition of Anytone, Newpower and Unaudited Pro Forma Financial Information, page 17

3.   Refer to our prior comment 6. We note you plan to file an amended 2009 Form 10-K and amended Form 10-Q's for each of your 2010 quarters in response to our prior comment. We will evaluate your response to our prior comment after you file the amendments mentioned in your response.   Also, we see you acknowledge your filing obligations under Item 4.02 of Form 8-K but we request you specifically tell us when you intend to file any Item 4.02 of Form 8-K required as a result of the errors referenced in your responses to our prior comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 1

4.   With a view toward clarified disclosure in future filings, please tell us the nature and extent of the operations conducted by NewPower and Kim Fai at the time you acquired those entities. Given the disclosure on page F-19 regarding the fair values of the assets you acquired and the amounts allocated to goodwill, it is unclear how those entities contributed the amounts of revenues disclosed on page 18.

Operating Expenses, page 18

5.   Please tell us, and revise future applicable filings to clarify, how your revenues increased by more than $68 million but your selling expenses increased by less than $300,000, particularly given the employees and products you added as a result of the acquisitions mentioned on pages 3 and 4.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

6.   With a view towards revised disclosure in future filings, please discuss for us the reasons for the significant increase in your revenues during fiscal 2010.   Further, as we note that your accounts receivable at December 31, 2010 only increased slightly relative to the increase in your revenues, discuss your ability to collect timely on sales made during the period and whether this represented a change in collection patterns/payment rates of your receivables - i.e., did you experience faster payment rates on your account receivables in period. Discuss the reasons for any change in collection patterns/payment rates of your accounts receivables.

Critical Accounting Policies, page 20

7.   We see that your goodwill balance is approximately $60 million as of December 31, 2010, which accounts for more than 50% of your total assets. Given the significance of goodwill to your total assets, in future filings, please revise this section to include a discussion of the significant estimates and assumptions you make relating to goodwill, including your annual assessment of goodwill impairment.

8.   In a related matter, we see that as of the date of this letter your market capitalization is well below your book value at December 31, 2010. Please tell us whether any of your reporting units are at risk of failing step one of any impairment assessment. In future filings, please provide the following disclosures for each reporting unit that is at risk of failing step one:

        • Percentage by which fair value exceeded carrying value as of the date of the most recent test;
        • Amount of goodwill allocated to the reporting unit;
        • Description of the methods and key assumptions used and how the key assumptions were determined;
        • Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g.,the valuation model assumes recovery from a business downturn within a defined period of time); and
        • Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Item 8. Financial Statements and Supplementary Data, page 21

Consolidated Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-8

Supplemental Cash Flow Disclosures, page F-9

9.   Tell us what you mean by the disclosures "Cash from operating, investing and financing activities excluded the effect of the acquisition of NewPower and Kim Fai on January 12, 2010 and November 10, 2010, respectively". Since the referenced acquisitions occurred in fiscal 2010, please explain to us your conclusion that the statements of cash flows should not include the effect of these acquisitions. Revise your disclosure as necessary in future filings to clarify how the acquisitions are reflected in your 2010 statement of cash flows.

Goodwill, page F-12

10.   We note that goodwill represents 54.8% of your total assets at December 31, 2010 and at that date your market capitalization appeared to be well below your book value. To help us understand your conclusion that your goodwill was not impaired at December 31, 2010, please provide us with a summary of the tests you performed during your annual assessment for goodwill impairment and explain how the results of your analysis support your conclusion.

11.   We noted you indicated that the fair value of your reporting units is determined using a discounted cash flow analysis (income approach).

-   Tell us how you validate the reasonableness of the fair values determined when evaluating your individual reporting units for impairment. For example, tell us whether you reconcile the fair values determined in your analyses to your total market capitalization.

-   In circumstances where an entity has multiple reporting units, and all reporting units have goodwill that are tested for impairment, a tool that could be used to validate the reasonableness of the fair values determined for the individual reporting units is a reconciliation of the total fair values of the reporting units, to the market capitalization of the company, adjusted for any control premium as deemed appropriate. If you do not perform such an analysis, please indicate whether this is due to the fact that such an analysis cannot be easily performed (for example, because not all of your reporting units contain goodwill or there were not triggers of impairment at each of your reporting units at each of the times you tested goodwill for impairment), or whether you don't believe such an analysis is meaningful.

-   Additionally, if such an analysis is not performed, please tell us whether you perform any other procedures to evaluate the reasonableness of the fair value of the reporting units.

-   If such an analysis is performed, please tell us the results of your procedures, including a discussion of any control premium assumed in the analysis, and how the reasonableness of that premium was evaluated.

Note 13 – Segment Reporting, page F-18

12.   We see you indicate herein you have two <u>operating</u> segments – (i) battery components manufacture and (ii) battery assembly and distribution. However, we see that in this note and in your statements of income you also present amounts in a line item titled "solar." Please tell us what the amounts presented in the solar caption represents. Similarly, clarify for us whether amounts presented in the captions entitled "Battery" and "Battery shell and cover" represent your two reportable segments (i) battery components manufacture and (ii) battery assembly and distribution, respectively. Finally, please

reconcile for us the conflicting disclosure that you have two <u>operating</u> segments and the three lines of business presented in this note and in your statements of income. Explain to us how your disclosure is compliant with the guidance at FASB ASC 280.

<u>Note 14 – Acquisition and Unaudited Pro Forma Information, page F-18</u>

13.   We note your 2009 and 2010 acquisitions resulted in a significant increase in the amount of goodwill in your balance sheets. We also note you disclosed herein for both 2010 acquisitions that "The Company expects synergy from combining the operations". Please revise future filings to include a *qualitative* description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors. Refer to the guidance at FASB ASC 805-30-50-1(a).

<u>Item 11. Executive Compensation, page 28</u>

14.   Given the information in the table, please tell us how your affiliates intend to fund the $1 million share repurchase that was publicly announced after your annual report on Form 10-K was filed.

<u>Item 13. Certain Relationships and Related Transactions . . . , page 31</u>

15.   We note your response to comment 6 from our letter dated January 6, 2011 in your letter dated February 2, 2011. We also note your disclosure on page 31. Please revise future filings to clarify the name of the related person; the amount involved in each transaction with each related person, including the reason for any increase in outstanding balances; any amounts paid during the periods presented; and the amounts outstanding.

<u>Item 15. Exhibits, Financial Statement Schedules, page 32</u>

16.   Please file as exhibits your share exchange agreement dated November 19, 2009 with Anytone International (H.K.) Co., Ltd. and Shenzhen Anytone-Technology Co., Ltd. and your share exchange agreement dated December 11, 2009 with Shenzhen NewPower Technology Co., Ltd., mentioned on page 2.

17.   It appears neither exhibit you filed pursuant to Regulation S-K Item 601(b)(23) is from your current auditor. Please amend to file the consent of your current auditor.

        When you respond to this letter, please include the exact written acknowledgements that appear at the end of this letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

"for" Jeff Jaramillo
Accounting Branch Chief